R.V.B. HOLDINGS LTD.

Tel Aviv, July 26, 2012

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: R.V.B. Holdings Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 000-29884

Dear Mr. Gilmore:

In connection with the Company’s responses to the comment letter relating to the above referenced filing (the “Filing”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, /s/ Ofer Naveh Ofer Naveh, Chief Financial Officer.